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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Bentley Communications Corp.
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                                (Name of Issuer)

                         Common Stock, Par Value $.0001
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                         (Title of Class of Securities)

                                    082643107
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                                 (CUSIP Number)

                                  Lori Serafino
                       Guardian Financial Services, Inc.
                         2658 Del Mar Heights Road # 320
                                Del Mar, CA 92014
                                 (858) 847-0139

                                 with a copy to:
                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 082643107
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Guardian Financial Services, Inc.
2658 Del Mar Heights Road # 320
Del Mar, CA 92014
Federal ID No.:74-3022434

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e). [ ].

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6. Citizenship or Place of Organization
     Nevada
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Number of Shares Beneficially Owned by Each Reporting Person With:
7.  Sole Voting Power: 30,000,000 shares
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8. Shared Voting Power:
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9. Sole Dispositive Power: 30,000,000 shares

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10. Shared Dispositive Power:

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
     30,000,000 shares

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11): 23.3%
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14. Type of Reporting Person (See Instructions): CO


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CUSIP No. 082643107
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Lori Serafino
2658 Del Mar Heights Road # 320
Del Mar, CA 92014
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e). [ ].
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6. Citizenship or Place of Organization
     United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:
7.  Sole Voting Power: 30,000,000 shares*
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8. Shared Voting Power:
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9. Sole Dispositive Power: 30,000,000 shares*

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10. Shared Dispositive Power:
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
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13. Percent of Class Represented by Amount in Row (11): 23.3%*
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14. Type of Reporting Person (See Instructions): IN
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* As an officer, director and shareholder of Guardian, Ms. Serafino may be considered to be an indirect beneficial owner of the shares owned by Guardian.


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ITEM 1. Security and Issuer
---------------------------

         Common Stock, Par Value, $.0001

         Bentley Communications Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

ITEM 2. Identity and Background
-------------------------------

         Guardian Financial Services, Inc. is a Nevada corporation located at 2658 Del Mar Heights Road # 320, Del Mar, California 92014. The principal business of Guardian Financial Services, Inc. is providing financial and management consulting services.

         Lori Serafino, a citizen of the United States of America, is an officer and director of Guardian Financial Services, Inc. located at 2658 Del Mar Heights Road # 320, Del Mar, California 92014. Ms. Serafino owns 100,000 shares or 40% of the outstanding shares of Guardian. Ms. Serafino is also an officer and director of Gibraltar Clearing, Inc., a Nevada corporation, and Bentley Communications Corp. Indirect beneficial ownership of the shares owned by Guardian may be attributed to Ms. Serafino because of her control relationship with Guardian.

         (d,e) Legal Proceedings

         During the last five years, neither Guardian Financial Services, Inc. nor Lori Serafino has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Guardian Financial Services, Inc. nor Lori Serafino has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         On June 19, 2002, Bentley issued 30,000,000 shares to Guardian Financial Services, Inc. against a note, cash and services totaling $300,000. Lori Serafino, an officer and director of Bentley as of July 1, 2002, holds 100,000 shares or 40% of the outstanding shares of Guardian. Ms. Serafino is also an officer and director of Guardian. Consequently, Ms. Serafino may be considered to be an indirect beneficial owner of the shares owned by Guardian.

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ITEM 4. Purpose of Transaction
------------------------------

         Please refer to Item 3. Guardian acquired the shares in exchange for a note, cash and services totaling $300,000. An additional finance package has been procured that will allow Bentley the right to repurchase its shares at a later date and at a predetermined price. In connection with this transaction, Bentley appointed Lori Serafino, J.D., an officer and director of Guardian, as V.P. of Finance. On July 1, 2002, Ms. Serafino was elected to the board of directors of Bentley.

ITEM 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) Out of 128,831,724 outstanding shares as reported in the issuer's Form 10-KSB filed for the year ended June 30, 2002, Guardian owns 30,000,000 shares, or approximately 23.3% of the outstanding common stock. As an officer, director and shareholder of Guardian, Ms. Serafino may be considered to be an indirect beneficial owner of the shares owned by Guardian.

         (b) Guardian and Ms. Serafino have the sole power to vote and dispose of the shares described in paragraph (a).

         The filing of this statement on Schedule 13D shall not be construed as an admission that Ms. Serafino for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the 30,000,000 shares of Common Stock owned by Guardian.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
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        Securities of the Issuer
        ------------------------

         None.

ITEM 7. Material to Be Filed as Exhibits
----------------------------------------

         The Promissory Note between Bentley Communications Corp and Guardian Financial Services, Inc. was filed as an exhibit to Bentley's Form 10-KSB for the year ended June 30, 2002 and is incorporated by reference herein.

            The following exhibit is filed herewith:

         Exhibit A - Joint Filing Agreement.



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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Oct. 10, 2002
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Date

/s/ Lori Serafino
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Signature

Lori Serafino, President
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/s/ Lori Serafino
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Signature

Lori Serafino
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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                                    Exhibit A

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.0001 per share, of Bentley Communications Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

            The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated:   Oct. 10, 2002


Guardian Financial Services, Inc.




By: /s/ Lori Serafino
    -----------------------------
Name: Lori Serafino
Title:  President




Lori Serafino




/s/ Lori Serafino
--------------------------------